

June 10, 2013

Via E-mail
Mr. Hubert Joly
President and Chief Executive Officer
Best Buy Co., Inc.
7601 Penn Avenue South
Richfield, MN 55423

      Re: Best Buy Co., Inc.
             Form 10-K for the transition period from March 4, 2012 to February 2, 2013
             Filed March 27, 2013
             File No. 001-09595

Dear Mr. Joly:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis, page 28

1. We note your disclosure on page 30 that you are focusing on "(1) stabilizing and improving [your] comparable store sales, and (2) increasing profitability across both of [your] segments." We also note that it appears that you have experienced negative trends in both comparable store sales and gross margin in recent periods. Please provide additional disclosure and analysis regarding these trends, including the way(s) in which these trends have impacted your financial condition and results of operations. Please refer to Item 303(a) of Regulation S-K and Sections III.B.3 and III.B.4 of SEC Release No. 33-8350 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director